SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)


                             Tyco International Ltd.

                                (Name of Issuer)


                    Common Shares, Par Value $0.20 Per Share

                         (Title of Class of Securities)


                                   000915 10 8

                                 (CUSIP Number)

                                 Marilyn Dalton
                             Secretary and Treasurer
                              Westar Capital, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (913) 575-8357

                                   Copies to:

            John K. Rosenberg, Esq.               Neil T. Anderson, Esq.
            Western Resources, Inc.                Sullivan & Cromwell
               818 Kansas Avenue                     125 Broad Street
             Topeka, Kansas 66612                New York, New York 10021
               (913) 575-6535                         (212) 558-4000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 21, 1997

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO.  000915108
--------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc; 48-1092416
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [   ]
                                             (b)  [ x ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS

-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [   ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas
-------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
 NUMBER OF                                          15,883,535
  SHARES        ----------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
  OWNED BY                                          0
    EACH          --------------------------------------------
 REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON                                           15,883,535
    WITH          --------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                                                    0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                    15,883,535
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                         [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                          6.5%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                         CO
-------------------------------------------------------------------------------


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


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on January 26, 1996, as most recently amended on July 2, 1997 by Amendment No. 11 thereto (the "Statement"), with respect to the Common Shares, par value $0.20 per share (the "Shares") of Tyco International Ltd., a Bermuda corporation formerly known as ADT Limited (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


     Item 1. SECURITY AND ISSUER.

     No material change.

     Item 2. IDENTITY AND BACKGROUND.

     No material change.

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

     Item 4. PURPOSE OF THE TRANSACTION.

    In order to obtain what the Reporting Person considered to be favorable market prices for Shares, the Reporting Person decided to sell 2,545,200 Shares in open market transactions since the filing of Amendment No. 11 to the Statement, as more fully set forth in Item 5 below. In the future, depending on market conditions and other factors, the Reporting Person may from time to time sell Shares at prevailing market prices, or may negotiate to sell Shares privately.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On July 2, 1997, ADT Limited, a Bermuda corporation ("ADT"), and Tyco International Ltd., a Massachusetts corporation ("Tyco") announced the closing of a transaction ("the Merger") in which a subsidiary of ADT merged with and into Tyco. In the Merger, Tyco shareholders received one Share for each of their Tyco shares. ADT shareholders, through a reverse stock split, received 0.48133 of a Share (the "Exchange Ratio") for each of their ADT common shares. ADT was renamed Tyco International Ltd. subsequent to the Merger. According to the Joint Proxy Statement (the "Proxy Statement") of ADT and Tyco disseminated in connection with the Merger, as of May 13, 1997 there were there were 157,010,468 common shares of ADT issued and outstanding (the "ADT Outstanding Number"), 3,182,787 of which were held by a subsidiary of ADT. According to the Proxy Statement, as of May 13, 1997 there were 168,358,092 shares of Tyco stock issued and outstanding (the "Tyco Outstanding Number"). Based on the ADT Outstanding Number (after giving effect to the Exchange Ratio) and the Tyco Outstanding Number, the total number of Shares issued and outstanding upon consummation of the Merger is approximately 243,931,941, which is the number of issued and outstanding Shares assumed herein.

     After the sales of Shares as set forth below, the Reporting Person beneficially owns 15,883,535 Shares, or approximately 6.5% of the outstanding Shares.

(b)  No material change.

(c) Since the filing of Amendment No. 11 to the Statement, the Reporting Person has sold 2,545,200 Shares in open market transactions. Set forth below is a table identifying and describing all such transactions:

                 Shares Sold      Price per Share   Date of Sale

                    35,000           80.1250          7/09/97
                     6,500           80.0000          7/09/97
                     1,000           80.1875          7/09/97
                       500           80.1875          7/10/97
                     1,100           80.2500          7/10/97
                   604,000           78.0000          7/15/97
                    25,000           78.1250          7/16/97
                   100,000           78.0000          7/16/97
                    31,200           78.0000          7/17/97
                   400,000           78.0000          7/21/97
                 1,025,000           78.2500          7/21/97
                   283,400           78.5000          7/21/97
                    32,500           78.6250          7/21/97

(d)  Not applicable.

(e)  Not applicable.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

     Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     No material change.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WESTAR CAPITAL, INC.


                                    By:  /s/ Marilyn Dalton
                                         ------------------------------
                                         Name:  Marilyn Dalton
                                         Title: Secretary and Treasurer


Dated:   July 21, 1997


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